April 8, 2005

By Facsimile and U.S. Mail

Jack H. McCall, Esq.
General Counsel
CTI Molecular Imaging, Inc.
810 Innovation Drive
Knoxville, TN  37932

	Re:	CTI Molecular Imaging, Inc.
		Schedule 14D-9 filed March 18, 2005
		Schedule 14D-9 filed April 1, 2005

Dear Mr. McCall:

	We have the following comments on the above-referenced filing.

Schedule 14D-9 filed March 18, 2005

1. We note the statement that neither Siemens nor CTI are under an "obligation to (and each expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise." This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 14d-6(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm that the registrant will avoid making this statement in all future communications.

2. The filing bears an incorrect EDGAR header identification tag. Please confirm that the registrant understands its preliminary communication should have been filed under cover of Schedule 14D-
9-C and that communications subsequent to or that otherwise amend the solicitation/recommendation statement will appear under cover of
Schedule 14D-9/A.

Schedule 14D-9 filed April 1, 2005

The Solicitation or Recommendation - Background of the Offer -
Page 6

3. Please provide us a supplemental copy of the materials presented by Bear Sterns to your board on September 20, 2004 in Germany, as described in the Offer to Purchase made by MI Merger Co.

The Solicitation or Recommendation - Reasons - Page 10

4. Please clarify in the paragraph following the bulleted list that you have disclosed all material reasons instead of the principal reasons for the board`s recommendation.

Interest in Securities of the Subject Company - Page 13

5. Please tell us why the 73,817.588 shares of common stock granted to Ms. Gilreath on March 31, 2005 are not disclosed in this section. Refer to Item 1008(b) of Regulation M-A and its instructions.

Additional Information - Page 14

6. Please revise to describe the allegations made in the complaint filed against you and the members of your board of directors by shareholders on March 22, 2005.

7. Please include disclosure that quantifies the benefits to be received by members of your board of directors and senior management as a result of the tender offer, such as golden parachute payments, improved employment terms under the change of control agreements, proceeds from tendering shares of common stock outstanding and shares underlying stock options, and acceleration of amounts due under compensation or other agreements (for example, the earnout payments due to Concorde Microsystems` shareholders, per page A-29). Refer to Item 1011(b) of Regulation M-A.

Annex A

Board of Directors - Page A-7

8. Please revise the descriptions of the business experience of Mr. Doumani and Mr. Jordan to clarify their principal occupations and employment during the past five years. Refer to Rule 14f-1 and the Item 401 of Regulation S-K.

Closing Information

      Please amend your filing promptly to comply with our comments. If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to unit holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. Depending upon your response to these comments, a supplement may need to be sent to unit holders.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the bidder is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

* the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 942-2962 or, in my absence, to Nicholas Panos, Special Counsel, at (202) 942-2920. You may also contact me via facsimile at (202) 942-9585. Please send all correspondence to us at the following ZIP code: 20549-0306.

					Sincerely,




					Daniel F. Duchovny
					Attorney-Advisor
					Office of Mergers & Acquisitions


cc: J. Vaughan Curtis, Esq. (via fax: (404)-253-8247)